Shareholder meeting

On March 22, 2006, the Annual Meeting of the Fund was held to elect nine Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 6,950,516 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified with the votes tabulated as follows:

                                                               WITHHELD
                                FOR                            AUTHORITY

James R. Boyle                  6,940,493                      10,023

James F. Carlin                 6,941,235                       9,281

Richard P. Chapman, Jr.         6,940,348                      10,168

William H. Cunningham           6,938,066                      12,450

Richard Dion                    6,937,557                      12,959

Charles Ladner                  6,943,553                       6,963

Stephan Pruchansky              6,941,928                       8,588


The preferred shareholders elected Dr. John A. Moore and Patti McGill Peterson to serve as the Fund's Trustee until there successor is duly elected and qualified, with the votes tabulated as follows: 2,880 FOR, 0 AGAINST, 9 ABSTAINING.

The common and preferred shareholders ratified the Trustees' selection of PricewaterhouseCoopers LLP as the Fund's independent auditor for the fiscal year ending December 31, 2006, with votes tabulated as follows: 6,946,588 FOR, 24,339 AGAINST and 63,210 ABSTAINING.